111 Huntington Avenue, Boston, Massachusetts  02199
Phone 617-954-5000

                                           December 22, 2014

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 70 to Registration Statement on Form N-1A for MFS Series Trust I ("Trust I") on behalf of MFS U.S. Government Cash Reserve Fund (formerly, MFS Cash Reserve Fund) (File Nos. 33-7638 and 811-4777) and Post-Effective Amendment No. 61 to Registration Statement on Form N-1A for MFS Series Trust IV ("Trust IV") on behalf of MFS U.S. Government Money Market Fund (formerly, MFS Money Market Fund) (File Nos. 2-54607 and 811-2594)

Ladies and Gentlemen:

On behalf of the Trust I and Trust IV, this letter sets forth our responses to your comments of December 10, 2014, on the above-mentioned Post-Effective Amendments to the Registration Statements ("PEAs") filed with the Securities and Exchange Commission (the "SEC") on October 29, 2014. The PEAs were filed for the purpose of reflecting changes to each fund's name and related investment strategies (each, a “Fund”).

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEAs.

Response:	As requested, in connection with the filing of the above-referenced PEAs, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve each Trust from the full responsibility for the adequacy and accuracy of the disclosure in the filings; and

Securities and Exchange Commission
December 22, 2014

(iii)
the Trusts may not assert the comment process with the SEC or its staff in connection with the filings as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trusts note that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectuses

1.	Comment:
With respect to MFS U.S. Government Cash Reserve Fund, footnote 1 to the "Annual Fund Operating Expenses table" states that the service fee waiver "…will continue until at least December 31, 2014" and the program management fee waiver "…will expire on December 31, 2014..."  Confirm that the fee table will be completed and that any fee waiver or expense limitations described in the fee table will be in effect for at least one year and that the fee table will state the period through which it is expected to continue.

Response:	Confirmed. The "Annual Fund Operating Expenses" table will be completed and the footnote to the table has been restated as follows:

MFS Fund Distributors, Inc., has agreed in writing to waive the Class A service fee and the Class 529A service fee to 0.00% of the fund's average daily net assets annually until modified by the fund's Board of Trustees, but such agreement will continue until at least December 31, 2015. In addition, MFS Fund Distributors, Inc., has agreed in writing to waive the program management fee for each of the fund's Class 529A, Class 529B, and Class 529C shares to 0.05% of the fund's average daily net assets attributable to each share class annually. This written agreement will expire on December 31, 2015, unless MFS Fund Distributors, Inc., elects to extend the waiver.

2.	Comment:	With respect to the principal investment strategies of the MFS U.S. Government Cash Reserve Fund, please clarify that the 80% name test includes borrowings for investment purposes:

Securities and Exchange Commission
December 22, 2014

MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests at least 80% of the fund’s net assets in U.S. Government money market instruments and repurchase agreements collateralized by U.S. Government securities.

Response:
Confirmed.  To the extent the Fund borrows for investment purposes, the borrowing would be included in the Fund's net assets for purposes of the Fund's 80% investment policy as required by Rule 35d-1.  However, because borrowing for investment purposes is not a principal strategy for the Fund, we respectfully decline to include such disclosure.  For funds where borrowing for investment purposes is a principal investment strategy of the fund, we would include the requested disclosure.

3.	Comment:
With respect to MFS U.S. Government Money Market Fund, the "Disclosure of Portfolio Holdings" section of the statutory prospectus includes disclosure stating that the Fund's portfolio holdings are available on the MFS Web site (mfs.com.)  Please confirm that this information is available on the MFS Web site (mfs.com) as we were unable to locate the Fund on mfs.com, and confirm if the Fund remains open to investors.

Response:
We confirm that the name of the Fund (and its related 80% name test) was changed from MFS Money Market Fund to MFS U.S. Government Money Market Fund on July 1, 2014, and the Fund's holdings can be located within the MFS website, mfs.com, under the Fund's new name, MFS U.S. Government Money Market Fund.  Furthermore, we confirm that the Fund was partially closed to new investors on February 27, 2009.  The following disclosure is included within the "Purchase and Sale of Fund Shares" section of the summary prospectus and the "Description of Shares" and the "How to Purchase Shares" sections of the statutory prospectus as follows:

Effective at the close of business on February 27, 2009, the fund was closed to all purchases except: 1) the reinvestment of distributions; 2) exchanges from other MFS funds; 3) purchases by MFS funds investing primarily in shares of other MFS funds; and 4) purchases by qualified tuition programs established under section 529 of the Internal Revenue Code of 1986, as amended, and retirement plans other than traditional and Roth IRAs if the fund was offered and held as an investment option by such plan (or any predecessor plan or other plan sponsored by the same employer) or program on February 27, 2009.

Securities and Exchange Commission
December 22, 2014

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000

Sincerely,

                                     THOMAS H. CONNORS
Thomas H. Connors
Assistant Secretary